UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 28, 2021

TAILWIND TWO ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40170	98-1572314
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation or organization)	File Number)	Identification Number)

150 Greenwich Street, 29th Floor, New York, NY	10006
(Address of principal executive offices)	(Zip Code)

(212) 266-0085

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-third of one redeemable warrant	TWNT.U	New York Stock Exchange
Class A Ordinary Shares included as part of the units	TWNT	New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	TWNT WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Agreement and Plan of Merger

On October 28, 2021, Tailwind Two Acquisition Corp., a Cayman Islands exempted company (“Tailwind Two”), entered into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Tailwind Two, Titan Merger Sub, Inc., a Delaware corporation, and Terran Orbital Corporation, a Delaware corporation (“Terran Orbital”).

The Merger Agreement and the transactions contemplated thereby were approved by the boards of directors of each of Tailwind Two and Terran Orbital.

Copies of the Merger Agreement and the other transaction agreements will be filed to an amendment of this Current Report.

Item 7.01 Regulation FD Disclosure.

On October 28, 2021, Tailwind Two and Terran Orbital issued a joint press release announcing their entry into the Merger Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is the investor presentation that Tailwind Two and Terran Orbital have prepared for use in connection with the announcement of the Merger Agreement.

The foregoing (including Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act regardless of any general incorporation language in such filings.

Additional Information

In connection with the proposed Business Combination (as defined below), Tailwind Two intends to file with the U.S. Securities and Exchange Commission’s (“SEC”) a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of Tailwind Two (the “Registration Statement”), and after the Registration Statement is declared effective, Tailwind Two will mail a definitive proxy statement/prospectus relating to the proposed potential business combination between Tailwind Two and Terran Orbital (the “Business Combination”) to its shareholders. This communication does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Tailwind Two’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about Terran Orbital, Tailwind Two and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to shareholders of Tailwind Two as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website sec.gov or by directing a request to: Tailwind Two Acquisition Corp., 150 Greenwich Street, 29th Floor, New York, NY 10006.

Participants in the Solicitation

Tailwind Two and its directors and executive officers may be deemed participants in the solicitation of proxies from Tailwind Two’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Tailwind Two is contained in Tailwind Two’s final prospectus relating to its initial public offering dated March 8, 2021, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the Business Combination when available.

Terran Orbital and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from Tailwind Two’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the proxy statement/prospectus for the Business Combination when available.

Forward-Looking Statements

This communication includes certain forward-looking statements, estimates, and projections provided by Terran Orbital that reflect management’s views regarding the anticipated future financial and operating performance of Terran Orbital. Forward-looking statements are statements that are not historical, including statements regarding operational and financial plans, terms and performance of Terran Orbital and other projections or predictions of the future. Forward looking statements are typically identified by such words as “project,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “may,” “will,” “should,” and “could” and similar expressions. Such statements, estimates, and projections reflect numerous assumptions concerning anticipated results. Forward-looking statements in this communication may include, for example; statements about Terran Orbital's industry and market sizes; future opportunities; expectations and projections concerning future financial and operational performance and results of Terran Orbital; and the Business Combination, including items such as the implied enterprise value, ownership structure, the amount of redemption requests made by Tailwind Two’s shareholders, the ability of Tailwind Two to issue equity or equity-linked instruments in connection with the Business Combination or in the future, the likelihood and ability of the parties to successfully consummate the Business Combination, and those factors set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Tailwind Two’s final prospectus relating to its initial public offering dated March 8, 2021, and in subsequent filings with the SEC, including the proxy statement/prospectus relating to the Business Combination expected to be filed by Tailwind Two. As these assumptions may or may not prove to be correct and there are numerous factors which will affect Terran Orbital’s actual results (many of which are beyond Terran Orbital’s control), there can be no assurances that any projected results are attainable or will be realized. Terran Orbital and Tailwind Two disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise. Terran Orbital’s actual results may differ materially from those set forth in this communication. Accordingly, no representations are made as to the accuracy, reasonableness or completeness of such statements, estimates, or projections.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer, nor a solicitation of an offer, of the sale or purchase of any securities, nor shall any securities of Terran Orbital or Tailwind Two be offered or sold, in any jurisdiction in which such an offer, solicitation or sale would be unlawful. Neither the SEC nor any state securities commission has approved or disapproved of the transactions contemplated hereby or determined if this communication is truthful or complete. Any representation to the contrary is a criminal offense. Nothing in this communication constitutes investment, tax or legal advice or a recommendation regarding any securities. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, must make your own decisions and perform your own independent investment and analysis of the Business Combination.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Press Release, dated October 28, 2021.
99.2	Investor Presentation, dated October 2021.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 28, 2021

TAILWIND TWO ACQUISITION CORP.

By:	/s/ Matt Eby
Name:	Matthew Eby
Title:	Co-Chief Executive Officer and Chief Financial Officer

Exhibit 99.1

Tailwind Two Acquisition Corp. Signs Definitive Agreement
with Terran Orbital, the Global Leader in the Development and
Innovation of Small Satellites, in a Transaction Valued at $1.58 Billion

•	$345 million cash-in-trust from Tailwind Two

•	$50 million PIPE with participation from AE Industrial Partners, Beach Point Capital, Daniel Staton and Lockheed Martin

•	$75 million of additional financial commitments from Francisco Partners and Beach Point Capital

•	Transaction expected to close in first quarter of 2022

NEW YORK, NY. and BOCA RATON, FL. (October 28, 2021) — Tailwind Two Acquisition Corp. (NYSE:TWNT) (“Tailwind Two”), a special purpose acquisition company, and Terran Orbital Corporation, the global leader and pioneer in the development, innovation and operation of small satellites and earth observation solutions, jointly announced today that they have entered into a definitive business combination agreement. Upon the closing of the transaction, the combined company (the “Company”) will operate as Terran Orbital Corporation, with plans to list on the NYSE under the symbol LLAP. The pro forma total enterprise value of the combined companies is approximately $1.58 billion. The transaction is expected to close in the first quarter of 2022.

The transaction is supported by gross proceeds of $345 million from Tailwind Two’s cash-in-trust, $50 million from a PIPE with participation from AE Industrial Partners, long-term Terran Orbital investor Beach Point Capital, Daniel Staton1, Lockheed Martin and Fuel Venture Capital, as well as $75 million of additional financial commitments from Francisco Partners and Beach Point Capital. In connection with the closing of the transaction, up to an additional $125 million in debt commitments from Francisco Partners and Lockheed Martin may be available subject to certain conditions. Existing Terran Orbital shareholders will roll 100% of their equity into the combined company.

Terran Orbital is the pioneer and innovator of small satellites, with fully integrated operations, scale manufacturing and mission management capabilities. The company is the leading provider of small satellite solutions for military, intelligence community, civil and commercial customers. In addition, Terran Orbital is capitalizing on its fully integrated manufacturing capabilities to launch one of the most advanced earth observation constellation of small satellites, which will provide highly persistent, real-time earth imagery as a service, making earth observation data more abundant and accessible than ever before.

On September 27th, Terran Orbital announced plans to develop a $300 million, 660,000 sq.ft. space manufacturing facility on the Space Coast of Florida. Upon completion, the newly constructed facility is expected to become one of the most advanced, largest vertically integrated satellite manufacturing facilities in the world, capable of producing over 1,000 satellites and space vehicles annually.

1 At closing and in return for a $30 million investment in the PIPE, an affiliate of Daniel Staton will receive a payment obligation equal to $30 million to be paid quarterly over four years with the first payment occurring at quarter end after transaction close; the first year’s payments are to be paid in cash and the remaining payments are to be paid in stock or, subject to certain conditions, in cash, at the discretion of the Company. Mr. Staton serves as a director of Terran Orbital and is an existing shareholder.

“Terran Orbital is the largest independently-owned manufacturer of small satellites in the United States, serving national interests and enabling our customers to leverage the strength of our platform and insights. With our high volume, innovative manufacturing of small satellites, we will be able to deliver emerging technologies to space faster, more affordably and with greater reliability than anyone. Fundamentally, we are creating the new SaaS, Satellites-as-a-Service,” said Marc Bell, Co-Founder and CEO of Terran Orbital. “In addition, our industry-leading earth observation constellation will deliver images of any geography on earth, at any time of day or night, within minutes. This capability will unlock a high-growth, high-margin data-as-a-service business model that will be truly transformational for Terran Orbital, its customers and investors.”

“Terran Orbital offers an outstanding solution to address the increasing demand for cost-effective data that is only available from space,” said Philip Krim, Chairman of Tailwind Two. “Tens of thousands of small satellites will be launched over the next decade, and Terran Orbital is ideally positioned to meet this demand, offering the most innovative, cost-effective small satellites that can meet the data demands for governments and corporations. Similarly, Terran Orbital’s own earth observation constellation will make the most technologically advanced data about our planet commercially available, which will unlock new markets for data and insights across industries.”

“At Lockheed Martin, supporting our customers’ missions means not only delivering the most innovative products and services, but also collaborating with future-forward teams,” said Rick Ambrose, Executive Vice President, Lockheed Martin Space. “We actively pursue working with organizations that are developing disruptive technologies and leveraging alternative business models. Our experience with Tyvak, which is part of Terran Orbital, has helped us expand our core capabilities to enable hybrid, networked architectures and we look forward to continuing to work together for the benefit of our customers.”

“Small satellites will play a critical role in the future of space infrastructure and exploration, as well as provide customers with real time data to make informed and actionable decisions,” said Kirk Konert, Partner at AE Industrial Partners. “Terran Orbital is entering into commercial partnerships with BigBear.ai and Redwire to develop and enhance next generation artificial intelligence and space solutions offerings, which is why we’re pleased to back the company and support its future growth.”

Terran Orbital and and Tailwind Two’s boards of directors have unanimously approved the proposed business combination. Completion of the proposed business combination is subject to approval by Tailwind Two’s shareholders and the satisfaction or waiver of other customary closing conditions identified in the Agreement and Plan of Merger entered into by Terran Orbital and Tailwind Two.

Additional information about the proposed transaction will be provided in a Current Report on Form 8-K to be filed by Tailwind Two today with the Securities and Exchange Commission and available on www.sec.gov.

Advisors

Jefferies is serving as sole placement agent on the PIPE and exclusive capital markets advisor to Tailwind Two. Goldman Sachs is serving as financial advisor to Tailwind Two. Houlihan Lokey provided additional financial advice to Tailwind Two. Jefferies is serving as exclusive financial advisor and capital markets advisor to Terran Orbital. Kirkland & Ellis LLP is acting as legal counsel to Tailwind Two and Akin Gump Strauss Hauer & Feld LLP is acting as legal counsel to Terran Orbital.

Conference Call, Webcast and Presentation Information

Management of Terran Orbital and Tailwind Two will host an investor call on October 29, 2021 at 8:30 am ET to discuss the proposed transaction. The investor call will include formal remarks from management and a video introduction to Terran Orbital.

Webcast: https://viavid.webcasts.com/starthere.jsp?ei=1510065&tp_key=53f4eb05d9

Toll Free: 1-877-451-6152
Toll/International: 1-201-389-0879

Conference ID: 13724836

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization.

A replay of the webcast will be available through November 30, 2021

In addition, Tailwind Two will file an investor presentation with the SEC as an exhibit to a Current Report on Form 8-K prior to the call, which will be available on the SEC’s website at www.sec.gov and at twnt.tailwindacquisition.com.

All materials can also be found at www.terranorbital.com.

About Tailwind Two Acquisition Corp

Tailwind Two is a blank check company “for founders, by founders” – formed for the purpose of effecting a merger, capital share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more founder-led businesses in a sector being disrupted by technological change. Tailwind Two’s management team and directors have invested extensively in founder-run businesses, with notable success in the space industry. Tailwind Two is led by Chairman Philip Krim, and Co-Chief Executive Officers Chris Hollod and Matt Eby. In addition to the members of its management team and board of directors, Tailwind Two has assembled an Advisory Board that will help position Tailwind Two as the value-add partner of choice for today’s leading entrepreneurs.

About Terran Orbital

Terran Orbital Corporation is a leading vertically integrated provider of end-to-end satellite solutions. Terran Orbital combines satellite design, production, launch planning, mission operations, and in-orbit support to meet the needs of the most demanding military, civil and commercial customers. In addition, Terran Orbital is developing the world’s largest, most advanced NextGen Earth Observation constellation to provide persistent, real-time earth imagery.

Important Information and Where to Find It

In connection with the proposed potential transaction, Tailwind Two intends to file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of Tailwind Two, and after the registration statement is declared effective, Tailwind Two will mail a definitive proxy statement/prospectus relating to the proposed potential transaction to its shareholders. This press release does not contain all the information that should be considered concerning the potential transaction and is not intended to form the basis of any investment decision or any other decision in respect of the potential transaction. Tailwind Two’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the potential transaction, as these materials will contain important information about Terran Orbital, Tailwind Two and the potential transaction. When available, the definitive proxy statement/prospectus and other relevant materials for the potential transaction will be mailed to shareholders of Tailwind Two as of a record date to be established for voting on the potential transaction. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC's website sec.gov.

Participants in the Solicitation

Tailwind Two and its directors and executive officers may be deemed participants in the solicitation of proxies from Tailwind Two's shareholders with respect to the potential transaction. A list of the names of those directors and executive officers and a description of their interests in Tailwind Two is contained in Tailwind Two's final prospectus relating to its initial public offering dated March 8, 2021, which was filed with the SEC and is available free of charge at the SEC's web site at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the potential transaction when available. Terran Orbital and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from Tailwind Two’s shareholders in connection with the potential transaction. A list of the names of such directors and executive officers and information regarding their interests in the potential transaction will be included in the proxy statement/prospectus for the potential transaction when available.

Non-Solicitation

This press release and any oral statements made in connection with this press release shall not constitute an offer, nor a solicitation of an offer, of the sale or purchase of any securities, nor shall any securities of Terran Orbital or Tailwind Two be offered or sold, in any jurisdiction in which such an offer, solicitation or sale would be unlawful. Neither the SEC nor any state securities commission has approved or disapproved of the transactions contemplated hereby or determined if this press release is truthful or complete. Any representation to the contrary is a criminal offense. Nothing in this press release constitutes investment, tax or legal advice or a recommendation regarding any securities. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, must make your own decisions and perform your own independent investment and analysis of the potential transactions.

Special Note Regarding Forward-Looking Statements

This press release includes certain forward-looking statements, estimates, and projections provided by Terran Orbital that reflect management’s views regarding the anticipated future financial and operating performance of Terran Orbital. Forward-looking statements are statements that are not historical, including statements regarding operational and financial plans, terms and performance of Terran Orbital and other projections or predictions of the future. Forward looking statements are typically identified by such words as “project,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “may,” “will,” “should,” and “could” and similar expressions. Such statements, estimates, and projections reflect numerous assumptions concerning anticipated results. Forward-looking statements in this press release may include, for example; statements about Terran Orbital’s industry and market sizes; future opportunities; expectations and projections concerning future financial and operational performance and results of Terran Orbital; and the potential transactions, including items such as the implied enterprise value, ownership structure, the amount of redemption requests made by Tailwind Two’s shareholders, the ability of Tailwind Two to issue equity or equity-linked instruments in connection with the potential transactions or in the future, the likelihood and ability of the parties to successfully consummate the potential transactions, and those factors set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in Tailwind Two's final prospectus relating to its initial public offering dated March 8, 2021, and in subsequent filings with the SEC, including the proxy statement/prospectus relating to the potential transaction expected to be filed by Tailwind Two. As these assumptions may or may not prove to be correct and there are numerous factors which will affect Terran Orbital’s actual results (many of which are beyond Terran Orbital’s control), there can be no assurances that any projected results are attainable or will be realized. Terran Orbital and Tailwind Two disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise. Terran Orbital’s actual results may differ materially from those set forth in this press release. Accordingly, no representations are made as to the accuracy, reasonableness or completeness of such statements, estimates, or projections.

Contacts

Terran Orbital Corporation

Deb Green

pr@terranorbital.com

Tailwind Two Acquisition Corp

Sara Zick

tailwind@moxiegrouppr.com

Team@TailwindAcquisition.com

Exhibit 99.2

Global Leader in Small Satellites

Overview of Tailwind Two Acquisition Corp. (“TWNT”)

Tailwind at a Glance

- Built by founders and operators, for founders and operators
- TWNT holds approximately $345 million cash in trust
- Has privately invested in the space industry over the last five years

Representative Space Sector Investments

SPACEX

Relativity

planet.

Management



Chris Hollod
Co-CEO & Director
Founder and Managing Partner of Hollod Holdings



Matt Eby
Co-CEO, CFO & Director
Co-Founder and Managing Partner of Tengram Capital Partners

Board of Directors



Philip Krim
Chairman
Co-Founder and CEO of Casper Sleep (NYSE: CSPR)



Wisdom Lu
Director
Founding Partner of Stibel & Co. and Bryant Stibel



Tommy Stadlen
Director
Co-Founder of Giant Ventures and a Venture Partner at firstminute capital



Boris Revsin
Director
Managing Director at Republic Labs and Head of Private Capital at Republic



Michael Kim
Director
Founder & Managing Partner of Cendana Capital

Source: TWNT management.
Note: Representative Space Sector Investments and previous private investments in the space industry represent investments overseen by Tailwind management and Board members.

TERRAN ORBITAL

2

3 Summary Transaction Overview Source: Company management. 1 $125.0 million of debt availability is contingent upon redemption level. At closing and in return for a $30.0 million investment in the PIPE, an affiliate of Daniel Staton will receive a payment obligation equal to $30.0 million to be paid quarterly over four years with the first payment occurring at quarter end after transaction close; the first year's payments are to be paid in cash and the remaining payments are to be paid, subject to compliance with the Company’s debt facilities, in cash or stock at the discretion of the Company. At closing and in return for a $10.0 million investment in the PIPE, affiliates of AE Industrial Partners will enter into vendor agreements with Terran totaling $20.0 million. 2 For additional details on transaction valuation, please refer to Proposed Transaction Summary. Transaction assumes $50.0 million aggregate borrowings outstanding under the $150.0 million term loan new money commitments upon closing of the transaction (of which, $30.0 million will be borrowed prior to closing). Assumes no redemptions from SPAC investors. Excludes impact of earnout shares, warrants, shares that may be issued to an affiliate of Daniel Staton, and shares reserved for incremental equity incentive plan. Target Overview ⚫ Terran Orbital Corporation (“Terran” or the “Company”) is a leading small satellite innovator ⚫ Vertically integrated manufacturing and planned constellation operator with proven track record of execution ⚫ Pioneering one of the world’s most advanced Earth Observation constellations to change the way we see the Earth Transaction Funding1 ⚫ Tailwind Two Acquisition Corp. (NYSE: TWNT) is a publicly listed special purpose acquisition company with ~$345 million of cash held in trust ⚫ Transaction is expected to be supported by the following capital commitments: ⚫ Proposed ~$50 million PIPE at $10.00 per share ⚫ Up to $150 million of new money commitments from Francisco Partners in a term loan facility to provide incremental liquidity ⚫ Up to $50 million partial rollover of existing senior secured facility from Lockheed Martin (“LMT”) and Beach Point Capital (“BPC”) Valuation2 ⚫ Pro forma enterprise value of ~$1.6 billion ⚫ Implies highly attractive valuation relative to peers Capital Structure2 ⚫ Terran equityholders are rolling 100% of their equity in the transaction ⚫ Post-transaction, Terran will have up to ~$330 million in cash to fund growth and build out its Earth Observation constellation ⚫ No additional near-term capital needs expected prior to achieving profitability

Opening Remarks

5 Proven Track-Record of Designing, Executing and Operating in Space World Class Management Team Source: Company management. Note: Please refer to the Appendix for full management biographies. Seals of U.S. Government agencies are only included to indicate former U.S. Government employers of current Terran employees. Marc Bell Co-Founder, Chairman & Chief Executive Officer Tony Previte Co-Founder & Chief Strategy Officer Marco Villa Chief Revenue Officer Gary Hobart Chief Financial Officer Maj Gen Roger Teague, USAF (Ret.) President, Defense and Intelligence Systems RADM Christian “Boris” Becker, USN (Ret.) President, Satellite Solutions LTG Dave Mann, USA (Ret.) Vice President, Strategy, Army Systems & Defense Programs Eric Truitt Chief Solutions Officer Hilary Hageman General Counsel

6 Building One of the Most Advanced Earth Observation Constellations Source: Company management. A Global Leader in Small Satellites

7 7 Terran Solves Key Industry Problems Meeting Enormous Growth in SmallSat Industry Industry Problem Terran Solution One of the World’s Largest Vertically Integrated Satellite Manufacturing Facilities Meeting the Unique Needs of Government Customers Strategic Relationship with Lockheed Martin, the World’s Largest Prime; All Solutions are Purpose-Built for Government Customers Delivering Tactically Relevant, Persistent, Low-Latency, High-Resolution Intelligence Data An Advanced Earth Observation Constellation to Provide Tactical Intelligence Data in Real-Time Source: Company management.

8 Proposed State-of-the-Art Manufacturing Facility Rendering of Proposed Terran Facility. Source: Company management. ~660,000 sq. ft. manufacturing facility 10 satellite manufacturing lines >1,000 estimated annual SmallSat throughput

TAM >$340B Over Next 5 Years

Terran Segment	TERRAN ORBITAL *Satellite Solutions*		TERRAN ORBITAL *Earth Observation Solutions*
Market	**Design & Production**	**Mission Operations**	**Earth Observation**
TAM[1]	***$190B+*** *'21 - '26*	***$115B+*** *'21 - '26*	***$35B+*** *'21 - '26*

Manufacturing **Launch Services** **Mission Operations**



Nanosats



Microsats

Per Image **Raw Data** **Data-as-a-Service Subscription**



Persistent Global Coverage



Big Data

Vertically Integrated Provider of Satellite Solutions

One of the World's Most Advanced Earth Observation Satellite Constellations

Source: Company management; Frost & Sullivan "Global Satellite Manufacturing Growth Opportunities;" Euroconsult "The Space Economy Report, 2019;" and Euroconsult "Earth Observation Data & Services Market, 13th Edition."
Note: Total addressable market consists of satellite design & production (representing satellite manufacturing), mission operations (representing satellite operations), and Earth Observation (representing commercial Earth Observation market).
[1] TAM statistics are implied based on current market size and '21 – '26 CAGR, assuming identical annual growth for each year.

TERRAN ORBITAL

9

10 Strategic Relationships and Investors Select Strategic Relationships Select Investors Strategic Cooperation Agreement (“SCA”) and Investment ✓ Early investor and current shareholder in Terran ✓ Terran currently manufactures Lockheed Martin’s 150 kg LM-50 bus; the new SCA will expand manufacturing relationship to include up to 500 kg buses ✓ Collaboration on proposals and teaming Source: Company management. Lockheed Martin Lockheed Martin

Terran Highlights

1. A leading low-cost SmallSat innovator with continuous IP development
2. Developing one of the largest vertically integrated satellite manufacturing facilities in the world
3. Building one of the largest, most-advanced persistent Earth Observation constellations
4. High-growth, high-margin business with a $9B+ pipeline
5. Deep history and long-standing relationships with U.S. government and federal agencies
6. Strategic cooperation agreement and investment from Lockheed Martin

TERRAN ORBITAL

Source: Company management.

TERRAN ORBITAL
11

Vertically Integrated Provider of Satellite Solutions

13 Architecture Definition Design & Prototyping Manufacturing, Integration & Test Launch Services Mission Operations & Ground Communications Terran Provides Full-Cycle, End-to-End Satellite Solutions Source: Company management. GEOstare SV2 nanosatellite outfitted with LLNL payload, launched May 15, 2021. Case Study: From Design to Operations Wide Field of View Narrow Field of View Narrow Field of View - Highlight From Request to Image Delivery in 10 Minutes Los Angeles International Airport (May 22, 2021).

14 Proven Track Record of Execution and Innovation Source: Company management. 1 Includes owned and partner ground stations. Unrivaled Flight Heritage 80 Missions Supported Over Past Decade End-to-End Solutions 57 Early Architecture Design Projects Space-Proven Technology >65 Space-Qualified Modules & Devices Critical, Game-Changing IP >25 Ongoing R&D Technology Projects Secure Downlink Network 32 Strategically-Located Ground Stations1 History of Mission Success >200 Satellite Launch Services to the DoD & NASA

15 Source: Company management. Note: Fully Vertically Integrated category refers to providers with the ability to develop in-house subsystems and components. Terran Delivers Uniquely Differentiated Capabilities * Terran is developing a ~660,000 square foot facility strategically located near launch sites, which will amplify vertical integration and accelerate production Manufacturing Operations Company Parent >1,000 Annual Sat Manufacturing Capacity * Fully Vertically Integrated Satellite Development Own Ground Stations Independent ✓ ✓ ✓ ✓ - ✓ ✓ ✓ -- ✓ - -- ✓ - Independent -- ✓ - Defense

Satellite Solutions Has a Large Pipeline and Significant Momentum

Key Stats

$75M+
Funded Backlog

$9B+
Gross Pipeline[1]

$1.5B+
Weighted Pipeline[2]

Incumbent
On SDA Transport Layer Tranche 0 Contract

85+
Opportunities in Pipeline

Select Opportunities

Opportunity A
Incumbent

- 10-year
- US DoD
- 1,000+ satellites
- Military data and connectivity worldwide

Opportunity B
Incumbent

- 5-year
- US DoD
- 192 satellites
- Advanced mesh networking in space aimed to enhance RF applications

Opportunity C
Awarded

- 3-year
- International Commercial & FMS
- 8 satellites
- Build, launch, and operate imagery satellites

Revenue Projections Supported by Large Pipeline

($ in millions)



New Facility Capacity Expansion
Irvine, California Capacity Expansion
$25
$35
$94
$283
$435
$640
$918
FY20A
FY21P
FY22P
FY23P
FY24P
FY25P
FY26P

Source: Company management.
Note: Funded Backlog represents performance obligations as of December 31, 2020.
[1] Sum of lifetime revenue of all opportunities identified by management.
[2] Gross pipeline probability-weighted based on management's expected probability of winning each opportunity.

TERRAN ORBITAL
16

Industry-Leading Earth Observation Satellite Constellation

A Variety of Sectors Require Timely Earth Observation Data

Wide Variety of Applications For Timely and Persistent Earth Observation Data

Defense & Intel



Business Intelligence



Shipping & Logistics



Natural Disasters



Challenges Faced in Search of Persistent Earth Observation Data

1. Traditional electro-optical satellites often **obscured** by weather, environment, or darkness
2. Without guaranteed access or sparse constellations, images often **take hours or days**
3. Electro-optical images are a **2-D end product**, providing very little additional fidelity to add context

Source: Company management.

TERRAN ORBITAL

18

19 The Only Solution That Meets Today’s Critical Challenges Source: Company management. Aerial ISR Traditional Electro-Optical Traditional SAR Tactical Relevance / Speed ✓ See Through Obstructions ➔ ✓ ✓ Global Persistence ➔ ✓ Value / ROI ✓ ⚫ Sees at night and through clouds ⚫ Ultra-fast revisit rates ⚫ Rich, persistent data for multiple applications ⚫ Continuous development of advanced payloads ⚫ 24/7, 365 Coverage Differentiated Technology Terran will provide persistent, timely data from across the globe Current Solutions Fail to Meet Today’s Challenges = Meets Need ✓ = Does Not Meet Need = Partially Addresses Need ➔

Terran's Capabilities and Relationships Dramatically Increase the Addressable Market


Tactically Relevant
Use Cases
Commercially Viable
Addressable Commercial & Classified Government EO Market
3x+ Total Market Size[1]
TERRAN ORBITAL
✓ Solutions Across Imaging Technologies
✓ Tactically-Relevant Performance Levels
✓ Designed for Classified Customer Needs
Commercial EO, Including SAR
$35B+ Market Size
'21-'26
Commercial Optical & Electro-Optical Earth Observation
EO 1.0 Optical & Electro-Optical
EO 2.0 Synthetic Aperture Radar
EO 3.0 NextGen and Beyond
Low
High
Persistence & Visibility

TERRAN ORBITAL

Source: Company management; Euroconsult "Earth Observation Data & Services Market, 13th Edition."
[1] Estimate based on interviews with industry participants conducted by Tailwind management.

20

21 Constellation Size and Mass1 200 @ 5kg2 300 @ 39kg 30 @ 50kg 36 @ 150kg 18 @ 85kg 12 @ 50kg 96 @ 350kg Ownership / National Affiliation Ability to Target USG Constellation Configuration 1 Plane N/A N/A 12 Planes 1 Plane 1 Plane 24 Planes Average Revisit Rate 2-3 hours 20-30 minutes 2 hours 40-60 minutes 12-36 hours 60 minutes 3-7 minutes Terran Earth Observation Solutions Delivers a Superior Constellation Source: Company investor presentations, company websites, and KBR “Technical Analysis of Commercial Synthetic Aperture Radar (SAR) Constellations, 2021.” 1 Constellation size and mass represent the planned fully deployed constellation for each company. 2 Represents Planet’s current constellation. Mass represents the mass of Planet’s nanosatellite (Dove). EO 2.0 Synthetic Aperture Radar EO 1.0 Electro-Optical EO 3.0 NextGen Earth Observation

22 Satellite Build Cycle (Satellites Per Year) x32 x2 x14 x16 x32 Terran will be One of the Most Advanced Earth Observation Constellations Source: Company management. 1 Assumes a useful-life of 5 years. 2 Lifetime Cost includes build, launch and direct operating cost per unit. 3 Cumulative Satellites in Orbit is a target and subject to change. 4 Offers 90% mean average revisit rates as low as those listed. Regional Revisit Rate (Minutes)4 Target Cumulative Satellites In Orbit3 2 16 32 64 96 2024 2025 2022 2023 668 23 19 7 3 2026 = Satellite Launch = Build Cycle Tactically-Relevant Revisit Rates Per Unit Payback Period: <1 year1 ROI: >5x per Satellite1 Lifetime Cost: <$20 Million1, 2 Total Revenue: >$100 Million1

Terran's Earth Observation Constellation will Employ Game-Changing Technology

Proprietary Antenna Technology

- Highly-efficient proprietary antenna = ***More Images Every Orbit***
- More power throughput = ***Better images***

Proven Spacecraft Technology

- Largest-in-class[1] precision pointing, fast steering, ultra wideband SAR = ***Best Hardware***
- Superior power capacity = ***More Time Spent Taking Images***
- High-speed data download = ***More Images Downlinked Every Orbit***

Multi-Mission Capable

- Capacity for additional payloads = ***Sticky Revenue***
- Real-time on-board processing and tactical communications links = ***Classified Capable***

Constellation Effect

- Large satellite constellation = ***Persistent Coverage***
- Unique radar products and near-real time change detection = ***Tracking of Moving Objects***


20x
More Images per Orbit[2]
12x
Faster Image Processing[2]
4x
Quicker Revisit of the Earth[2]

Source: Company management.
[1] Class refers to that of small satellites.
[2] As compared against Capella SAR constellation performance metrics per Capella Space, FCC and the European Space Agency (eoPortal) publicly available filings and data.

TERRAN ORBITAL
23

Terran's Earth Observation Solutions Have Significant Demand Driving Pipeline

Select Opportunity Sets

US IC & Other USG

Direct data sales in support of automated analytical solutions and services leveraging AI/ML

US DoD

Augment DoD assets with commercial constellation and direct downlink capabilities to the tactical edge

Commercial & International

Leverage global network of value-added resellers for commercial sales and to friendly foreign governments

Select Target Customers and Opportunities[1]

$500M+

Commercial Data-as-a-Service

$900M+

Tactical ISR from Commercial Data

$400M+

Foreign Allied Military Sales



Projected Revenue

($ in millions)

Extensive Opportunity Set Supported by Broad Array of Customers


$3
$128
$532
$1,060
$1,721
FY2022P
FY2023P
FY2024P
FY2025P
FY2026P

US DoD and IC Contracting Roadmap

Research Agreements → **Initial Phase** → **Multi-Year Recurring Revenue Subscriptions**

Source: Company management.

[1] Select opportunity sizes represent illustrative contract values associated with Earth Observation contracts based on management estimates.

TERRAN ORBITAL

24

Financial and Transaction Overview

Significant Growth Powered by Strong Pipeline and Early Incumbent Status

Satellite Solutions: Strong and Growing Base

$75M+
Funded Backlog

1 of 2
Awardees on SDA Transport Layer Tranche 0 Contract

$9B+
Gross Pipeline

$1.5B+
Weighted Pipeline

Earth Observation Solutions: Scalable Platform & Rapid Expansion

96
Satellite Constellation Will Be One of the Most Advanced

1 of 3
Selectees on Landmark NRO Research Program[2]

>75%[3]
Adj. EBITDA Margins; Scalable, High-Margin, Recurring Revenue

Projected Revenue and Adj. EBITDA Margin



Target Cumulative Satellites[1]:
2
16
32
64
96
($ in millions)
Significant near-term revenue visibility
$25
$35
$96
$94
$3
$411
$128
$283
21%
$967
$532
$435
45%
$1,700
$1,060
$640
55%
$2,640
$1,721
$918
61%
FY2020A
FY2021P
FY2022P
FY2023P
FY2024P
FY2025P
FY2026P
Satellite Solutions Revenue
Earth Observation Solutions Revenue
Adj. EBITDA Margin

Source: Company management.
Note: Funded Backlog represents performance obligations as of December 31, 2020. This slide includes the Non-GAAP financial measure Adjusted EBITDA Margin. See the Appendix for reconciliations of Non-GAAP financial measures for historical periods to the most comparable U.S. GAAP financial measures.
[1] Cumulative Satellites is a target and subject to change.
[2] Subsequent to selection, NRO put out a new request for proposal, on which the Company intends to bid.
[3] References Earth Observation Solutions 2026P Adjusted EBITDA Margins.

TERRAN ORBITAL

26

Financial Summary

($ in millions)	2020A	2021E	2022P	2023P	2024P	2025P	2026P
Target NextGen Earth Observation Sats in Orbit			**2**	**16**	**32**	**64**	**96**
Satellite Solutions	$25	$35	$94	$283	$435	$640	$918
Earth Observation Solutions	0	0	3	128	532	1,060	1,721
Revenue	**$25**	**$35**	**$96**	**$411**	**$967**	**$1,700**	**$2,640**
% Growth	*14%*	*42%*	*172%*	*327%*	*135%*	*76%*	*55%*
Satellite Solutions	$10	$10	$32	$107	$179	$280	$423
Earth Observation Solutions	0	(0)	(0)	110	481	959	1,557
Adjusted Gross Profit	**$10**	**$9**	**$32**	**$217**	**$660**	**$1,239**	**$1,980**
% Margin	*40%*	*26%*	*33%*	*53%*	*68%*	*73%*	*75%*
(–) Operating Expenses	(15)	(31)	(68)	(132)	(225)	(306)	(375)
Adjusted EBITDA	**($5)**	**($22)**	**($36)**	**$85**	**$434**	**$933**	**$1,605**
% Margin	*NM*	*NM*	*NM*	*21%*	*45%*	*55%*	*61%*
(–) CapEx	(7)	(20)	(96)	(139)	(233)	(263)	(106)
(–) Change in NWC	(6)	1	(2)	(9)	(14)	(21)	(29)
(–) Cash Taxes [1]	-	-	-	(3)	(81)	(226)	(393)
Unlevered Adjusted Free Cash Flow [2]	**($19)**	**($41)**	**($134)**	**($67)**	**$106**	**$423**	**$1,076**

Management Discussion and Analysis

- Both segments well-positioned for robust growth
- Gross margin expansion supported by up-front investments in constellation and infrastructure
- As Terran's Earth Observation satellite constellation scales capacity, the business plans to recognize greater than 60% Adjusted EBITDA margins driven by minimal ongoing operating costs
- Satellite Solutions will benefit from enhanced operating leverage utilizing expanded facilities
- Capital expenditures fund build out of initial Earth Observation constellation and proposed ~660,000 square foot manufacturing facility

Source: Company management.

Note: This slide includes the Non-GAAP financial measures Adjusted Gross Profit, Adjusted EBITDA, Adjusted EBITDA Margin and Unlevered Adjusted Free Cash Flow. See the appendix for reconciliations of Non-GAAP financial measures for historical periods to the most comparable U.S. GAAP financial measures.

1 Cash taxes calculation assumes a 27% tax rate, assumes utilization of certain NOLs and does not incorporate the tax impact of interest expense for outstanding debt.

2 Excludes the impact of $30 million payment obligation to an affiliate of Daniel Staton, to be paid quarterly over four years with the first year's payments in cash and the remaining payments, subject to compliance with the Company's debt facilities, in cash or stock at the discretion of the Company.

TERRAN ORBITAL

27

Sources & Uses and Pro-Forma Valuation

Sources & Uses ($ in millions)

Sources	Amount	%
Existing Terran Equityholders	$1,300	73%
TWNT Cash Held in Trust[1]	345	19%
Term Loan Facility – New Money Drawdown[2]	50	3%
PIPE Equity[3]	51	3%
Term Loan Facility – Senior Note Rollover[4]	25	1%
Total Sources	**$1,771**	**100%**

Uses	Amount	%
Existing Terran Equityholders	$1,300	73%
Cash to Balance Sheet	324	18%
Repayment of Remaining Senior Notes	70	4%
Estimated Fees & Expenses[2]	52	3%
Term Loan Facility – Senior Note Rollover[4]	25	1%
Total Uses	**$1,771**	**100%**

Pro Forma Valuation ($ in millions)

	Amount
PF Shares Outstanding (in millions)[5]	182.9
Share Price	$10.00
PF Equity Value	**$1,829**
(+) PF Net Debt / (Cash)[6]	(254)
PF Enterprise Value	**$1,575**

PF Ownership Split[7]



Term Loan lenders[2,4]
2.5%
TWNT Investors
18.9%
TWNT Sponsors
4.7%
PIPE Investors[3]
2.8%
Existing Terran
Equity Holders
71.1%

Source: Company management, TWNT management, public filings, pro forma as if all transactions close on December 31, 2021.
Note: Assumes no redemptions from TWNT investors. Excludes impact of warrants, shares reserved for incremental equity incentive plan and earnout shares.

[1] Excludes interest earned in the trust. TWNT cash held in trust amount subject to change depending on the actual interest earned.

[2] Term loan facility (5-year term, 9.25% rate, call protection) includes an option to draw up to $150.0 million in new money (the "New Term Loan Facility"); the facility can be drawn up to $30.0 million pre-combination (inclusive of $5.0 million of non-cash / capitalized OID) with an additional up to $120.0 million drawable upon closing of the transaction, $100.0 million of which (the "Conditional Loans") is subject to a shareholder redemption schedule with $25.0 million available at 25% redemptions and remaining $75.0 million drawn ratably between 25% and 85% redemptions. A drawdown in the case of shareholder redemptions outside this range requires the consent of Francisco Partners. The facility provides the lender with an equity grant package equal to 1.0 million shares plus 1.5% of TWNT's outstanding shares on a fully-diluted basis. In addition, the facility provides the lender with a warrant package exercisable at $10 / share equal to 5.0% of TWNT's outstanding shares on a fully-diluted bases, which are redeemable for $25.0 million at the holder's option after three years.

[3] At closing and in return for a $30.0 million investment in the PIPE, an affiliate of Daniel Staton will receive a payment obligation equal to $30.0 million to be paid quarterly over four years with the first payment occurring at quarter end after transaction close; the first year's payments are to be paid in cash and the remaining payments are to be paid, subject to compliance with the Company's debt facilities, in cash or stock at the discretion of the Company. At closing and in return for a $10.0 million investment in the PIPE, affiliates of AE Industrial Partners will enter into vendor agreements with Terran totaling $20.0 million.

[4] LMT & BPC have each agreed to roll over certain of their respective senior secured note holdings on substantially the same terms and conditions as the loans under the New Term Loan Facility other than with respect to call protection, with BPC opting to roll $25.0 million at close and LMT rolling up to $25.0 million of their holdings ratably with the Conditional Loans. LMT and BPC will share in an equity grant equal to 0.5% of TWNT's outstanding shares on a fully-diluted basis plus a warrant package (exercisable at $10 / share) equal to ~1.7% of TWNT's outstanding shares on a fully-diluted basis.

[5] Includes 130.0 million Terran rollover shares, 34.5 million TWNT investor shares, ~5.1 million PIPE shares (inclusive of ~120,000 shares on account of ~$1.2 million of senior secured notes that will be retired at closing and rolled over into the PIPE), ~8.6 million TWNT promote shares and ~4.7 million New Term Loan lender shares (comprised of 1.0 million, 1.5% and 0.5% lender equity grants).

[6] Inclusive of projected $5.0 million of cash on balance sheet, net of funding 2021P Unlevered Adjusted Free Cash Flow, estimated transaction fees and expenses, and the retirement of existing debt.

[7] Excludes 11.5 million public warrants, 7.8 million private placement warrants, Terran earnout shares of ~5.5 million, ~24.5 million shares reserved under a new equity incentive plan, shares that may be issued to an affiliate of Daniel Staton and ~13.1 million term loan facility warrants.

28

29 54.9% 97.5% 60.1% 46.5% 46.2% 44.7% 32.9% 22.4% 17.7% 14.9% 61.7% 30.1% 25.5% 21.3% 21.1% 6.8% 14.0% Median: 44.7% Median: 23.4% ’25P Operational Benchmarking Source: Company management, Company presentations, public filings, and Capital IQ as of October 22, 2021. Note: Large Defense / Space represents the median of L3Harris, Raytheon Technologies, Lockheed Martin, Thales, Northrop Grumman, General Dynamics, Airbus, Leidos, and Boeing. This slide includes the Non-GAAP financial measure Adjusted EBITDA Margin. See the Appendix for reconciliations of Non-GAAP financial measures for historical periods to the most comparable U.S. GAAP financial measures. Terran Forecasts More Modest Revenue Growth Than Other Space SPACs While Surpassing Industry Margins Revenue Growth Adjusted EBITDA Margin ’24P –’25P Large Defense / Space ’21P –’22P Large Defense / Space ’22P Space SPACs (’25P) Satellite Manufacturers / Constellations (’22P) Space SPACs (’24P –’25P) Satellite Manufacturers / Constellations (’21P–’22P) 75.8% 145.3% 115.6% 92.4% 91.0% 89.2% 84.3% 66.4% 55.4% 41.5% 42.8% 34.7% 15.4% 6.4% 5.2% 3.3% 5.9% Median: 89.2% Median: 10.9%

30 1.7x 36.3x 33.5x 33.1x 3.8x 3.1x 2.8x 1.8x 1.7x 0.7x 88.8x 21.1x 16.8x 9.7x 9.2x 9.1x 13.2x Median: 3.1x Median: 13.2x 0.9x 12.0x 7.4x 5.0x 1.7x 1.3x 1.1x 0.8x 0.7x 0.5x 26.7x 10.3x 2.3x 2.0x 2.0x 1.4x 1.7x Median: 1.3x Median: 2.2x ’25P Valuation Benchmarking Source: Company management, Company presentations, public filings, and Capital IQ as of October 22, 2021. Note: Large Defense / Space represents the median of L3Harris, Raytheon Technologies, Lockheed Martin, Thales, Northrop Grumman, General Dynamics, Airbus, Leidos, and Boeing. This slide includes the Non-GAAP financial measure Adjusted EBITDA. See the Appendix for reconciliations of Non-GAAP financial measures for historical periods to the most comparable U.S. GAAP financial measures. Terran’s Valuation Is at the Low End of Space SPACs and Well Below Industry Comps TEV / Revenue TEV / Adjusted EBITDA ’25P Large Defense / Space ’22P Large Defense / Space ’22P @$1.6B PF Ent. Value @$1.6B PF Ent. Value Space SPACs (’25P) Satellite Manufacturers / Constellations (’22P) Space SPACs (’25P) Satellite Manufacturers / Constellations (’22P)

Transaction Priced at a Discount to Peer Multiples

Relative Value ($ in millions)

Pro Forma Enterprise Value ($ in millions)



$11,190
$9,325
$5,396
$4,497
$1,575
68% Discount
Future Enterprise Value
Discounted Future Enterprise Value
Pro Forma Enterprise Value

2025P Adj. EBITDA at 10.0x – 12.0x Multiple

2025P Management Adjusted EBITDA: $933 million

Transaction Summary

- Applies a range of industry comparable multiples to Terran's 2025P management forecasted Adjusted EBITDA to arrive at an implied future Enterprise Value
- The future Enterprise Value is discounted 4 years at 20% to arrive at an implied discounted Enterprise Value
- The applied range of multiples is centered around a normalized forward multiple of 11.0x based on Terran's peer group, with sensitivity built on both high and low ends

Source: Company management.
Note: This slide includes the Non-GAAP financial measure Adjusted EBITDA. See the appendix for reconciliations of Non-GAAP financial measures for historical periods to the most comparable U.S. GAAP financial measures.

TERRAN ORBITAL
31

Transaction Priced at a Discount to Peer Multiples (Continued)



Deal Value Discount to Future Enterprise Value vs. Selected SPACE SPACs Assuming Terran's Valuation Methodology
68%
90%
66%
54%
42%
15%
Median: 42%
Implied Future EV below Deal EV
NM
NM
TERRAN ORBITAL
AST
SATELLOGIC
REDWIRE
ASTRA
BLACKSKY
ROCKET LAB
planet.

Source: Company management, Company presentations, public filings.
Note: Terran Valuation Method for DTRV assumes '25P Adjusted EBITDA multiple of 11x discounted back 4.0 years at a discount rate of 20%. Analysis excludes Virgin Galactic given lack of '25P Adjusted EBITDA forecast.

TERRAN ORBITAL
32

Appendix

34 Disclaimer This Information Presentation (this “Presentation”) is being provided for informational purposes only and is being furnished to a limited number of parties by Jefferies LLC (the “Placement Agent”) solely for the purpose of considering an investment transaction in connection with a potential business combination between Terran Orbital Corporation (the “Company”) and Tailwind Two Acquisition Corp. (“Tailwind”) (the “Potential Transactions”). By accepting this Presentation, you acknowledge and agree that all of the information contained herein is confidential, that you will distribute, disclose, and use such information only for purposes of the Potential Transactions and that you shall not distribute, disclose or use such information in any way detrimental to Tailwind or Terran or contrary to local law or regulation. The information in this Presentation discusses trends and markets that the leadership team of the Company believes will impact the development and success of the Company based on its current understanding of the industry. Such information has not been independently verified by Tailwind or the Placement Agent. None of the Company, Tailwind, the Placement Agent, their respective affiliates or their respective employees, directors, officers, contractors, advisors, members, successors, representatives or agents makes any representation or warranty as to the accuracy, reasonableness or completeness of the information contained in this Presentation, and shall have no liability for any representations or warranties (expressed or implied) contained in, or for any omissions from or errors in, this Presentation or any other written or oral communications transmitted to the recipient in the course of its evaluation of the Company, Tailwind or the Potential Transactions. Only those representations and warranties as may be contained in definitive written agreements relating to the Potential Transactions shall have any legal effect. The information in this Presentation speaks only as of the date of this Presentation and is subject to change. The Company and Tailwind are under no obligation to update, amend or supplement this Presentation or any information contained herein. This Presentation includes certain forward-looking statements, estimates, and projections provided by the Company that reflect management’s views regarding the anticipated future financial and operating performance of the Company. Forward-looking statements are statements that are not historical, including statements regarding operational and financial plans, terms and performance of the Company and other projections or predictions of the future. Forward looking statements are typically identified by such words as “project,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “may,” “will,” “should,” and “could” and similar expressions. Such statements, estimates, and projections reflect numerous assumptions concerning anticipated results. Forward-looking statements in this Presentation may include, for example; statements about the Company’s industry and market sizes; future opportunities; expectations and projections concerning future financial and operational performance and results of the Company; and the Potential Transactions, including items such as the implied enterprise value, ownership structure, the amount of redemption requests made by Tailwind’s shareholders, the ability of Tailwind to issue equity or equity-linked instruments in connection with the Potential Transactions or in the future, the likelihood and ability of the parties to successfully consummate the Potential Transactions, and those factors set forth on page 35 of this Presentation in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in Tailwind's final prospectus relating to its initial public offering dated March 8, 2021, and in subsequent filings with the Securities and Exchange Commission ("SEC"), including the proxy statement/prospectus relating to the Potential Transaction expected to be filed by Tailwind. As these assumptions may or may not prove to be correct and there are numerous factors which will affect the Company’s actual results (many of which are beyond the Company’s control), there can be no assurances that any projected results are attainable or will be realized. The Company, Tailwind and the Placement Agent disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise. The Company’s actual results may differ materially from those set forth in this Presentation. Accordingly, no representations are made as to the accuracy, reasonableness or completeness of such statements, estimates, or projections. This Presentation includes certain non-GAAP financial measures. For more information with respect to such measures, please refer to Appendix slide covering Non-GAAP Financial Measures. This Presentation contains financial forecasts with respect to the Company's projected financial results and operating data, including target Earth Observation satellites in orbit and related metrics, revenue, gross profit, SG&A, research and development, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Gross Profit, capital expenditures, net working capital, cash taxes, Adjusted Free Cash Flow, total enterprise value, and backlog for the periods ending in December 31, 2021, 2022, 2023, 2024, 2025, and 2026, as well as our long-term guidance. Neither the Company's independent auditors, nor Tailwind’s independent registered public accounting firm, has audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, including those references under "forward-looking statements" above. Accordingly, there can be no assurance that the prospective results are indicative of the Company’s future performance or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in such prospective financial information will be achieved. In addition, the financial information and data contained in this Presentation is either audited in accordance with private company auditing standards or is unaudited and, in each case, does not conform to Regulation S-X or Public Company Account Oversight Board ("PCAOB") standards. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in any proxy statement/prospectus to be filed with the SEC. This Presentation and any oral statements made in connection with this Presentation shall not constitute an offer, nor a solicitation of an offer, of the sale or purchase of any securities, nor shall any securities of the Company or Tailwind be offered or sold, in any jurisdiction in which such an offer, solicitation or sale would be unlawful. Neither the SEC nor any state securities commission has approved or disapproved of the transactions contemplated hereby or determined if this Presentation is truthful or complete. Any representation to the contrary is a criminal offense. Nothing in this Presentation constitutes investment, tax or legal advice or a recommendation regarding any securities. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, must make your own decisions and perform your own independent investment and analysis of the Potential Transactions, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. Certain information contained herein has been derived from sources prepared by third parties. While such information is believed to be reliable for the purposes used herein, neither the Company nor Tailwind makes any representation or warranty with respect to the accuracy of such information. In this Presentation, Tailwind and the Company rely on and refer to certain information and statistics obtained from third-party sources including reports by market research firms. Neither Tailwind nor the Company has independently verified the accuracy or completeness of any such third-party information. You are cautioned not to give undue weight to such industry and market data. Any and all trademarks and trade names referred to in this presentation are the property of their respective owners. In connection with the proposed Potential Transaction, Tailwind intends to file with the SEC a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of Tailwind, and after the registration statement is declared effective, Tailwind will mail a definitive proxy statement/prospectus relating to the proposed Potential Transaction to its shareholders. This Presentation does not contain all the information that should be considered concerning the Potential Transaction and is not intended to form the basis of any investment decision or any other decision in respect of the Potential Transaction. Tailwind’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Potential Transaction, as these materials will contain important information about the Company, Tailwind and the Potential Transaction. When available, the definitive proxy statement/prospectus and other relevant materials for the Potential Transaction will be mailed to shareholders of Tailwind as of a record date to be established for voting on the Potential Transaction. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC's website sec.gov. Tailwind and its directors and executive officers may be deemed participants in the solicitation of proxies from Tailwind's shareholders with respect to the Potential Transaction. A list of the names of those directors and executive officers and a description of their interests in Tailwind is contained in Tailwind's final prospectus relating to its initial public offering dated March 8, 2021, which was filed with the SEC and is available free of charge at the SEC's web site at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the Potential Transaction when available. The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from Tailwind’s shareholders in connection with the Potential Transaction. A list of the names of such directors and executive officers and information regarding their interests in the Potential Transaction will be included in the proxy statement/prospectus for the Potential Transaction when available.

35 Risk Factors The risks presented below are certain of the general risks related to the Company’s business, industry and ownership structure and are not exhaustive. The list below is qualified in its entirety by disclosures contained in future filings by the Company, or by third parties with respect to the Company, with the United States Securities and Exchange Commission (“SEC”). These risks speak only as of the date of this presentation and neither Tailwind nor the Company makes any commitment to update such disclosure. The risks highlighted in future filings with the SEC may differ significantly from, and will be more extensive than, those presented below. ⚫ The conditions for the availability of borrowings under the New Term Loan Facility, including the conditions for the Delayed Draw Loans, may not be satisfied. In addition, the consent of Francisco Partners may be required for borrowings under the New Term Loan Facility in certain circumstances. ⚫ The Company is an early-stage company with a history of losses and may never become profitable. ⚫ The Company’s operating and financial results forecast relies in large part upon assumptions and analyses that it has developed. If these assumptions or analyses prove to be incorrect, the Company’s actual operating and financial results may be significantly below its forecasts. ⚫ The Company has a limited operating history and operates in a rapidly evolving industry, which makes it difficult to evaluate its business and future prospects and increases the risk of your investment. ⚫ The Company will incur significant expenses and capital expenditures in the future to execute its business plans, including the development of its Earth Observation constellation, and it may be not be able to adequately control its expenses. ⚫ The Company relies on contracts with US government entities for a substantial portion of its revenues, and its business with various governmental entities is concentrated in a small number of primary contracts. The loss or reduction in scope of any one of its primary contracts would materially reduce its revenue. Government customers subject the Company to risks including early termination, audits, investigations, sanctions and penalties. ⚫ Lockheed Martin Corporation (“Lockheed Martin”) accounts for a substantial portion of the Company’s revenue and the Company has entered into a number of transactions with Lockheed Martin, including a strategic cooperation agreement. If Lockheed Martin changes its business strategy or reduces its demand for the Company’s products and services, the Company’s business, prospects, operating results and financial condition could be adversely effected. ⚫ The Company may need additional capital to pursue its business objectives and respond to business opportunities, challenges or unforeseen circumstances, and there can be no assurance that additional financing will be available, which could limit the Company’s ability to grow and jeopardize the Company’s ability to continue its business operations. ⚫ The Company’s Earth Observation constellation is in development and may not be completed on time or at all and the costs associated with it may be greater than expected. ⚫ Rapid and significant technological changes could render the Company’s Earth Observation constellation obsolete and impair its ability to compete. ⚫ The Company is highly dependent on the services of Marc Bell, its co-founder and Chief Executive Officer, and Tony Previte, its co-founder and Chief Strategy Officer and Executive Vice President, and if the Company is unable to retain Mr. Bell and Mr. Previte, attract and retain key employees and hire qualified management, technical and engineering personnel, its ability to compete could be harmed. ⚫ A failure to successfully develop and manage the Company’s proposed manufacturing facility could harm its business, financial condition and results of operations. ⚫ If the Company fails to manage its future growth effectively, its business, prospects, operating results and financial condition may be materially adversely effected. ⚫ The Company relies on third parties for a supply of equipment, satellite components and other services. ⚫ The Company and its suppliers rely on complex systems and components, which involves a significant degree of risk and uncertainty in terms of operational performance and costs. ⚫ The Company may be negatively affected by global economic conditions. ⚫ The ongoing COVID-19 pandemic may disrupt the Company’s operations, including its ability to successfully complete the research and development of its Earth Observation constellation on a timely basis. ⚫ The Company may not be able to launch its satellites successfully. Loss of a satellite during launch could cause significant danger on the ground and could delay or impair the Company’s ability to offer its services or reduce its expected potential revenues, and launch insurance, even if it is available, will not fully cover these risks. ⚫ The Company’s solutions could fail to perform or could perform at reduced levels of service because of technological malfunctions or deficiencies, regulatory compliance issues, or events outside of its control, which would harm its business and reputation. ⚫ The Company’s satellites have a limited life and may fail prematurely, which would materially and adversely affect its business, prospects and potential profitability. ⚫ The Company’s business may be adversely affected if it is unable to protect its intellectual property rights from unauthorized use by third parties. ⚫ The Company’s customized hardware and software may be difficult and expensive to service, upgrade or replace. ⚫ The Company’s networks and those of its third-party service providers may be vulnerable to security risks. ⚫ The Company’s satellites may collide with space debris or another spacecraft, which could adversely affect its ability to provide its satellite solutions and mission solutions. ⚫ Operation of satellites involves a degree of inherent risk. The Company could suffer significant reputational harm to its businesses, in addition to tort liability, maintenance, increased safety infrastructure and other costs stemming from any accident involving its satellite and mission solutions. ⚫ The Company’s business is subject to extensive government regulation, which mandates how it may operate its business and may increase the cost of providing services and expansion into new markets, and is subject to changes in regulatory requirements and other applicable laws. ⚫ The Company may become involved in or subject to litigation, including securities class action or derivative litigation, or investigations by the SEC or other regulatory authorities relating to the proposed business combination. ⚫ The Company identified material weaknesses in its internal control over financial reporting. If Terran is unable to remediate these material weaknesses, or if it identifies additional material weaknesses in the future or otherwise fails to maintain effective internal control over financial reporting, its business could be adversely affected. ⚫ The Company’s business could be impacted by the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed, or are subject to unanticipated conditions that could adversely affect the combined company or the expect ed benefits of the proposed business combination or that the approval of the shareholders of Tailwind is not obtained. ⚫ If the business combination benefits do not meet the expectations of investors or securities analysts, the market price of Tailwind’s securities or, following the closing, the combined entity’s securities, may decline.

36 World Class Management Team Proven Track-Record of Designing, Executing and Operating in Space Marc Bell Co-Founder and Chief Executive Officer ⚫ Founder of Globix Corporation: The Global Internet Exchange, an Internet Infrastructure company that has laid over 28,000 miles of fiber and developed over 1 million square feet of Data Center Space ⚫ Took public a $250 million Special Purpose Acquisition Company (“SPAC”), which acquired startup Armour Residential REIT (NYSE: ARR) ⚫ Co-founder of Javelin Mortgage Investment Corp., acquired by Armour in 2016 Tony Previte Co-Founder and Chief Strategy Officer ⚫ Previously served as CEO of Starsmith, an investment holding company focused on acquiring controlling interests in scientific and technological-based companies from 2003 to 2008 ⚫ Served as the CTO and COO at Globix Corporation from 1998 to 2003 ⚫ Served as a Vice President of EMCOR from 1986 to 1998 Marco Villa Chief Revenue Officer ⚫ Previously served as Director of Mission Operations at SpaceX, where he developed and managed the Dragon Spacecraft Operations and helped secure $2.5B in contracts including the Commercial Crew Contract ⚫ Founder / Partner of mv2space, a business development, strategy formulation and support services consultancy ⚫ Aerospace and high technology advisor for Floyd Associates, a leading consulting services firm with expertise in corporate finance, business strategy and mergers and acquisitions Maj Gen Roger Teague, USAF (Ret.) President, Defense and Intelligence Systems ⚫ Previously served as Vice President, Space Intelligence and Missile Defense for The Boeing Company ⚫ In 2017, completed 31 years of distinguished service in the United States Air Force, retiring in the rank of Major General ⚫ Led several crucial U.S. space programs, including service as Director, Space Programs, Assistant Secretary for Acquisition during last duty assignment ⚫ Currently serves as National Director for the Air Force Association and as a Trustee for United Through Reading Source: Company management. Note: Seals of U.S. Government agencies are only included to indicate former U.S. Government employers of current Terran employees.

37 World Class Management Team (Continued) Proven Track-Record of Designing, Executing and Operating in Space Source: Company management. Note: Seals of U.S. Government agencies are only included to indicate former U.S. Government employers of current Terran employees. Gary Hobart Chief Financial Officer and Executive Vice President ⚫ 30+ years of experience in investment management, banking, corporate finance and law, as both a principal investor as well as in an operational capacity over finance and accounting activities ⚫ Previously served as Managing Director of Beach Point Capital Management, where he focused on private debt and special situation investing ⚫ Prior to Beach Point, was an Investment Officer in the leveraged finance group of Trust Company of the West and a Vice President at Wasserstein Perella Lt Gen Dave Mann, USA (Ret.) Vice President, Strategy, Army Systems & Defense Programs ⚫ Previously served as independent consultant for various defense companies and government organizations ⚫ In 2017, completed more than 35 years of service in the United States Army, retiring in the rank of Lieutenant General ⚫ In his last assignment, served as the Commanding General for the US Army’s Space and Missile Defense Command/Army Forces Strategic Command Hilary Hageman General Counsel ⚫ Previously served as senior vice president, general counsel and corporate secretary for Cubic Corporation ⚫ Prior to Cubic, she was the senior vice president and deputy general counsel for SAIC; she has also held senior legal counsel roles at CACI, the U.S. Intelligence Community and Department of Defense ⚫ She holds a Juris Doctorate degree from Emory University School of Law, Master of Laws from Georgetown University and Bachelor of Arts in History from Vassar College Rear Adm Christian “Boris” Becker, USN (Ret.) President, Satellite Solutions ⚫ Completed more than 33 years of distinguished service in the United States Navy ⚫ Most recently commanded the US Navy’s Naval Information Warfare Systems Command (“NAVWAR”) ⚫ Served in leadership roles within Naval Air Systems Command (“NAVAIR”), Space & Naval Warfare Systems Command (“SPAWAR”), and the National Reconnaissance Office (“NRO”) Eric Truitt Chief Solutions Officer ⚫ Served as Chief of Space and Intelligence Programs for the Georgia Tech Research Institute, where he was responsible for developing strategic technological innovations for research sponsors ⚫ 20 years of service supporting the DoD and IC as a Signals Intelligence (“SIGINT”) and Geospatial Intelligence (“GEOINT”) expert ⚫ Served in the United States Navy from 2001-2005 where he was a recognized subject matter expert in satellite communications

Glossary

Acronyms	Definition	Acronyms	Definition
AI	Artifical Intilligence	PoP	Period of Performance
DoD	Department of Defense	pWin	Probability of Win
EO	Earth Observation	RF	Radio Frequency
EO	Electro-Optical	SAR	Synthetic Aperture Radar
GEOINT	Geospatial Intelligence	SDA	Space Development Agency
IC	Intelligence Community	SIGINT	Signals Intelligence
ISR	Intelligence, Surveillance, and Reconnaissance	SmallSats	Small Satellites
Microsat	Microsatellite	TAM	Total Addressable Market
ML	Machine Learning	USA	United States Army
Nanosat	Nanosatellite	USAF	United States Air Force
NASA	National Aeronautics and Space Administration	USG	United States Government
NAVWAR	Naval Information Warfare Systems Command	USN	United States Navy
NRO	National Reconnaissance Office		

Source: Company management.

TERRAN ORBITAL
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39 Non-GAAP Financial Measures This Presentation includes non-GAAP financial measures, such as Adjusted Gross Profit, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Free Cash Flow and Unlevered Adjusted Free Cash Flow, that have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). The non-GAAP measures in this Presentation may be different from non-GAAP calculations made by other companies. The recipient should be aware that the presentation of these measures may not be comparable to similarly-titled measures used by other companies. These measures may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income or other measures of financial performance or liquidity under GAAP. Please refer to the last slide of this Presentation for a reconciliation of such non-GAAP measures to their most directly comparable measures presented in accordance with GAAP. The Company is not providing a reconciliation of Adjusted Gross Profit, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Free Cash Flow and Unlevered Adjusted Free Cash Flow on a forward-looking basis to the most directly comparable measure prepared in accordance with GAAP because the Company is unable to provide this reconciliation without unreasonable effort due to the uncertainty and inherent difficulty of predicting the occurrence, the financial impact, and the periods in which the adjustments may be recognized. For the same reasons, the Company is unable to address the probable significant of the unavailable information, which could be material to future results. Adjusted Gross Profit We believe that the presentation of Adjusted Gross Profit is appropriate to provide additional information to investors about our gross profit adjusted for certain non-cash items. Further, we believe Adjusted Gross Profit provides a meaningful measure of operating profitability because we use it for evaluating our business performance, making budgeting decisions, and comparing our performance against that of other peer companies using similar measures. We define Adjusted Gross Profit as gross profit adjusted for (i) share-based compensation expense and (ii) depreciation and amortization. There are material limitations to using Adjusted Gross Profit. Adjusted Gross Profit does not take into account all items which directly affect our gross profit. These limitations are best addressed by considering the economic effects of the excluded items independently and by considering Adjusted Gross Profit in conjunction with gross profit as calculated in accordance with GAAP. Adjusted EBITDA and Adjusted EBITDA Margin We believe that the presentation of Adjusted EBITDA and Adjusted EBITDA Margin is appropriate to provide additional information to investors about our operating profitability adjusted for certain non-cash items, non-routine items that we do not expect to continue at the same level in the future, as well as other items that are not core to our operations. Further, we believe Adjusted EBITDA and Adjusted EBITDA Margin provide a meaningful measure of operating profitability because we use them for evaluating our business performance, making budgeting decisions, and comparing our performance against that of other peer companies using similar measures. We define Adjusted EBITDA as net income or loss adjusted for (i) interest, (ii) taxes, (iii) depreciation and amortization, (iv) share-based compensation expense, and (v) other non-recurring and/or non-cash items. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by Revenue. There are material limitations to using Adjusted EBITDA and Adjusted EBITDA Margin. Adjusted EBITDA does not take into account certain significant items, including depreciation and amortization, interest, taxes, and other adjustments which directly affect our net income or loss. These limitations are best addressed by considering the economic effects of the excluded items independently and by considering Adjusted EBITDA in conjunction with net income or loss as calculated in accordance with GAAP. The Adjusted EBITDA discussion above is also applicable to Adjusted EBITDA Margin. Adjusted Free Cash Flow We believe that the presentation of Adjusted Free Cash Flow is appropriate to provide additional information to investors about our ability to service and repay debt and other payment obligations, make other investments, and pay dividends. We define Adjusted Free Cash Flow as cash flows from operating activities less cash outlays related to capital expenditures (which primarily relate to purchases of property, plant and equipment) adjusted for other payments or receipts that may mask our operating results or business trends. As a result, subject to the limitations described below, Adjusted Free Cash Flow is a useful measure of our cash flow attributable to our normal business activities, as well as our ability to service and repay debt and other payment obligations, make other investments, and pay dividends. Adjusted Free Cash Flow adjusts for cash items that are ultimately within management’s discretion to direct, and therefore, may imply that there is less or more cash that is available than the most comparable GAAP measure. Adjusted Free Cash Flow is not intended to represent residual cash flow for discretionary expenditures since debt repayment and other payment obligation requirements and other non-discretionary expenditures are not deducted. These limitations are best addressed by using Adjusted Free Cash Flow in combination with the GAAP cash flow numbers. Unlevered Adjusted Free Cash Flow We define Unlevered Adjusted Free Cash Flow as Adjusted Free Cash Flow adjusted for cash interest paid. As a result, subject to the limitations described below, Unlevered Adjusted Free Cash Flow is a useful measure of our cash available to service and repay debt and other payment obligations, make other investments, and pay dividends. Unlevered Adjusted Free Cash Flow adjusts for contractual interest and other obligation payments as well as cash items that are ultimately within management's discretion to direct, and therefore, may imply that there is less or more cash that is available than the most comparable GAAP measure. Unlevered Adjusted Free Cash Flow is not intended to represent residual cash flow for discretionary expenditures since debt repayment and other payment obligation requirements and other non-discretionary expenditures are not deducted. These limitations are best addressed by using Unlevered Adjusted Free Cash Flow in combination with the GAAP cash flow numbers. Source: Company management.

40 Non-GAAP Financial Measures – Reconciliations Source: Company management. ($ in thousands) Adjusted Gross Profit Adjusted EBITDA Adjusted Free Cash Flow FY2020A FY2020A FY2020A Gross profit $8,019 Net loss ($10,455) Net cash used in operating activities ($11,474) Depreciation and amortization 1,718 Interest expense, net 1,216 Capital expenditures (7,325) Share-based compensation expense 195 Benefit from income taxes (184) Adjusted Free Cash Flow ($18,799) Adjusted Gross Profit $9,932 Depreciation and amortization 2,934 Share-based compensation expense 1,194 Unlevered Adjusted Free Cash Flow Other expense 4 Adjusted EBITDA ($5,292) Adjusted free cash flow ($18,799) Cash interest - Revenue $24,879 Unlevered Adjusted Free Cash Flow ($18,799) Net loss / Revenue (42.0%) Adjusted EBITDA Margin (21.3%)